Exhibit 3

VOTING AGREEMENT

August 6, 2010

Sphinx Investments Corp.
c/o Mr. Joseph Cefai
5/2 Merchants Street
Valletta, Malta

Re:           Voting of Common Stock of Danaos Corporation

Ladies and Gentlemen:

In order to induce Sphinx Investments Corp. (“Sphinx”) to execute and deliver that certain Subscription Agreement, dated as of August 6, 2010 (the “Subscription Agreement”), by and between Danaos Corporation (the "Company") and Sphinx pursuant to which Sphinx is purchasing shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company and pursuant to which Sphinx has certain rights to designate a person for nomination for election by the stockholders of the Company to the Board of Directors (the “Board of Directors”) of the Company, Dr. John Coustas and Danaos Investments Limited as Trustee of the 883 Trust (the "Trust") are entering into this agreement with Sphinx.

Each of Dr. Coustas and the Trust hereby agrees to vote, or cause to be voted, at each annual or special meeting of stockholders (or pursuant to any written consent of the stockholders) at which a nominee designated by Sphinx is standing for election as provided in the Subscription Agreement, all shares of Common Stock owned by them, or over which they have voting control, for the election to the Board of Directors of any such designee of Sphinx under Section 5.2 of the Subscription Agreement nominated by the Board of Directors.

The voting agreement contained herein may not be revoked, except by an amendment, modification or termination signed by each of the parties hereto.

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.  In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations hereunder of the parties hereto and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Agreement may be signed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

*          *          *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

DANAOS INVESTMENTS LIMITED AS TRUSTEE OF THE 883 TRUST

By:	/s/ John Coustas
Name: John Coustas
Title: Director

/s/ John Coustas
John Coustas

ACCEPTED:

SPHINX INVESTMENTS CORP.

By:	/s/ George Economou
Name: George Economou
Title: Attorney-In-Fact